As Filed with the Securities and Exchange Commission on May 14, 1998
                                                            File No. 000-23425


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 4
                                      TO
                                  FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS

          UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934



     BURZYNSKI  RESEARCH  INSTITUTE,  INC.
     -------------------------------------
     (Name  of  small  business  issuer  in  its  Charter)


                            Delaware                                76-0136810
------------------------------------                          ----------------
(State  or  Other  Jurisdiction  of  Incorporation  or  Organization)
(I.R.S.  Employer
                                           Identification  No.)


    12000  Richmond  Avenue,  Houston,  Texas
---------------------------------------------
77082-2431
----------
        (Address  of  Principal  Executive  Offices)
(Zip  Code)



                                     (281) 597-0111
                             ----------------------
                           (Issuer's Telephone No.)


Securities  to  be  registered  under  Section  12(b)  of  the  Act:


 Title  of  each class                          Name of Each Exchange on which
     to  be  so  Registered                                Each Class is to be
     ----------------------                           ------------------------
Registered
    ------

                       None                                                N/A
---------------------------                      -----------------------------




Securities  to  be  Registered  under  Section  12(g)  of  the  Act:


                         Common  Stock,  $.001  par  value
     -----------------------------------------------------
                   (Title  of  Class)


                                        (Title  of  Class)

                                       1

                                       3
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The Company is primarily engaged as a research and development facility of drugs currently being tested for the use in the treatment of cancer, and
provides  consulting  services.    The  Company  is  currently  conducting
approximately 74 FDA approved clinical trials. The Company holds the exclusive right in the United States, Canada and Mexico to use, manufacture, develop, sell, distribute, sublicense and otherwise exploit all the rights, titles and interest in antineoplaston drugs used in the treatment of cancer, once the drug is approved for sale by the United States Federal Drug
Administration. The Company receives the majority of its funding from Stanislaw Burzynski, M.D., Ph.D. (Dr. Burzynski), who is President, Chairman of the Board and owner of over 80% of the Company's outstanding stock.

RESULTS  OF  OPERATIONS
-----------------------

     Research and development costs were approximately $1,782,000 and $1,789,000 for the three months and $4,311,000 and $5,256,000 for the nine months ended November 30, 1997 and 1996, respectively. The decreases of $7,000 or .4% for the three months and $945,000 or 18.0% for the nine months was due to the following: (1) decrease in repair and maintenance cost of $37,000 and $121,000 for the three months and nine months, respectively; (2) increase in salary costs of $80,000 and $45,000 for the three months and nine months, respectively; (3) increase in chemicals and production materials of $3,000 for the three months and a decrease of $797,000 for the nine months;
(4) decrease in water production cost of $40,000 and $66,000 for the three months and nine months, respectively; and (4) decrease in other research and development cost of $13,000 and $6,000 for the three months and nine months, respectively.

     General and administrative expenses were approximately $197,000 and $625,000 for the three months and $581,000 and $1,002,000 for the nine months ended November 30, 1997 and 1996, respectively. The decrease of $428,000 or 68.5% for the three months and $421,000 or 42.0% was due to the following: (1) decrease in legal fees of $394,000 and $433,000 for the three months and nine months, respectively; and (2) decrease in other G&A expenses of $34,000 for the three months and an increase of $12,000 for the nine months, respectively.

FINANCIAL  CONDITION
--------------------

     The Company had net losses of approximately $2,039,000 and $2,458,000 for the three months and $5,071,000 and $6,402,000 for the nine months ended November 30, 1997 and 1996, respectively. The decrease in the net loss from 1996 to 1997 is mostly attributable to the decrease in the chemical and production cost in research and development and the decrease in legal fees in general and administrative. As of November 30, 1997 the Company has a total stockholders' deficit of $1,219,332.

     The Company's operations have been funded entirely by Dr. Burzynski. Effective March 1, 1997 the Company entered into a research funding agreement with Dr. Burzynski according to the agreement the Company agrees to undertake all scientific research in connection with the development of new or improved antineoplastons for the treatment of cancer. The Company will hire such personnel as is required to fulfill this obligation. Dr. Burzynski agrees to fund in its entirety all basic research, which the Company undertakes in connection with the development of other antineoplastons or refinements to existing antineoplastons for the treatment of cancer. Dr. Burzynski agrees to pay the expenses to conduct the clinical trials for the Company. Dr. Burzynski agrees to provide the Company such laboratory and research space as the Company needs at the Trinity Drive facility in Stafford, Texas and such office space as are necessary at Trinity Drive facility and at 12000 Richmond Avenue facility. Dr. Burzynski may fulfill his obligation in part by providing such administrative staff as is necessary for the Company to manage its business. Dr. Burzynski agrees to pay the full amount of the monthly and annual budget or expenses for the operation of the Company, together with such other unanticipated but necessary expenses which the Company incurs. In the event the research results in the approval of any additional patents, Dr. Burzynski shall own all such patents, but shall license to the Company the patents based on the same terms, conditions and limitations as is in the current license between the parties. Dr. Burzynski shall have unlimited and free access to all equipment which the Company owns, so long as such use in not in conflict with the Company's use of such equipment, including without limitation to all equipment used in manufacturing of antineoplastons used in the clinical trials. The amounts which Dr. Burzynski is obligated to pay under the agreement shall be reduced dollar for dollar by the following: (1) any income which the Company receives for services provided to other companies for research and/or development of other products, less such identifiable marginal or additional expenses necessary to produce such income, or (2) the net proceeds of any stock offering or private placement which the Company receives during the term of the agreement up to a maximum of $1,000,000 in a given Company fiscal year. The initial term of the agreement is one year, and will be automatically renewed for three additional one year terms, unless one party notifies the other party at least ninety days prior to the expiration of the term of the agreement of its intention not to renew the agreement. The agreement shall automatically terminate in the event that Dr. Burzynski owns less than fifty percent of the outstanding shares of the Company, or is removed as President and or Chairman of the Board of the Company, unless Dr. Burzynski notifies the Company in writing his intention to continue the agreement notwithstanding this automatic termination provision. There is no assurance that Dr. Burzynski will be able to fulfill his part of this research funding agreement.

     It is the Company's intention to seek additional capital through the sale of securities. The proceeds from such sales will be used to fund the Company's operating deficit until it achieves positive operating cash flow. There can be no assurance that the Company will be able to raise such additional capital.

IMPACT  OF  THE  YEAR  2000  ISSUE
----------------------------------

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company has not assessed the impact of the year 2000 issue. The Company plans to assess this issue during 1998 and to formulate a plan to deal with the issue.

BURZYNSKI RESEARCH INSTITUTE, INC. AND S.R. BURZYNSKI, M.D., PH.D., CLINICAL TRIALS (THE COMPANY)

     Phase II clinical studies sponsored by the Company and approved by the FDA started in 1994, when four studies began. At that time in addition to individuals enrolled in these studies a number of patients were receiving antineoplastons at Burzynski Clinic in the State of Texas outside clinical trials. On February 23, 1996, the FDA requested that all patients desiring to continue antineoplaston treatment by admitted to a Phase II Study of Antineoplastons A10 and AS2-1 in Patients with Refractory Malignancies, according to Protocol CAN-1, under IND 43,742. The FDA's action resulted in the formation of 6 cohorts of patients, while the largest group being those suffering from primary brain tumors.

     In order to systematically test antineoplastons in different types of cancer the company is currently sponsoring 72 Phase II clinical trials with Antineoplastons A10 and AS2-1 in various types of cancer approved by the FDA. Each trial provides for the admission of 40 patients, except one, in which 133 patients have already been accrued.

     The main efforts are concentrated on treatment of primary malignant brain tumors. As of March 1998, four of the clinical trials in brain tumors have reached a milestone described in the clinical study protocols, and proved the activity of Antineoplaston A10 and AS2-1 in various types of brain tumors.

The study according to Protocol CAN-1 has been completed and three additional studies, according to Protocols BT-9, and BT-18, have reached an end point. At least 4 patients in each of these studies were classified as objective responders.

     The Phase II Study according to Protocol CAN-1 included 36 evaluable patients. Complete and partial responses were obtained in patients diagnosed with glioblastoma multiforme, astrocytoma, oligodendroglioma, mixed glioma, medulloblastoma, and malignant meningioma. The treatment with Antineoplastons A10 and AS2-1 resulted in 44.5% of objective responses and 33.3% cases of stable disease. Most of the surviving patients have now been alive for over four years since the pathology diagnoses of their tumors were established. Two patients, one suffering from oligodendroglioma and another from low grade astrocytoma, have now been alive for approximately 12 years since pathology diagnosis. The largest group of 14 patients involved in the study had glioblastoma multiforme. Five of the cases were classified as complete and partial responses, four obtained sterilization and five development progression of the disease. One of the glioblastoma patients is now alive and completely free from tumor for approximately six years after her pathology diagnosis.

     The Phase II study of Antineoplastons A10 and AS2-1 in patients with brain tumors conducted according to Protocol BT-9 accrued 11 patients. There were 8 evaluable patients. Five patients obtained partial response (62.5% of evaluable patients) and two patients (25%) have had stable disease. One patient developed progressive disease (12.5%).

The Phase II study of antineoplastons A10 and AS2-1 in patients with brain stem glioma accrued 15 patients. One patient was non-evaluable. There were 14 evaluable patients. Complete and partial responses were obtained in four patients (28.6% of evaluable patients). Five patients (35.7%) have had stable
disease.    Five  patients  developed  progressive  disease  (35.7%).

     The Phase II study of Antineoplastons A10 and AS2-1 in adult patients with mixed glioma conducted according to Protocol BT-18 accrued 12 patients. There were 9 evaluable patients and 3 patients were non-evaluable. Complete responses were obtained in 3 patients (33.3% of evaluable patients), one patient obtained partial response (11.1%), and two patients (22.3%) have had stable disease. Three patients developed progressive disease (33.3%).




                                     F - 9





     --ooOoo--

     C  0  N  T  E  N  T  S
     ----------------------


     Page
     ----

Report  of  Independent  Auditors          F  -  2

Combined  Balance  Sheet          F  -  3

Combined  Statements  of  Operations          F  -  4

Combined  Statements  of  Stockholders'  Deficit          F  -  5

Combined  Statements  of  Cash  Flows          F  -  6

Notes  to  Combined  Financial  Statements          F  -  7-9

                        REPORT OF INDEPENDENT AUDITORS







To the Board of Directors and Stockholders of Burzynski Research Institute, Inc.
Houston,  Texas

The accompanying combined condensed balance sheet of Burzynski Research Institute, Inc. as of November 30, 1997, and the related combined condensed statements of operations for the three months and nine months ended November 30, 1997 and 1996, and the combined condensed statements of cash flows for the nine months ended November 30, 1997 and 1996, and the combined condensed statements of stockholders' deficit for the nine months ended November 30, 1997 and 1996 were not audited by us and, accordingly, we do not express an opinion on them.



/s/  Seitz  &  DeMarco,  P.C.
------------------------------
Certified  Public  Accountants


Houston,  Texas
April  28,  1998

BURZYNSKI  RESEARCH  INSTITUTE,  INC.
COMBINED  CONDENSED  BALANCE  SHEETS

                      November 30,               February 28,
                              1997               1997
                                    (Unaudited)

ASSETS

Current  assets

                Cash and cash equivalents     $                 2,705          $
                                                                        15,716

                                 Total current assets                      2,705
                                                                        15,716

Property  and  equipment,  net  of  accumulated  depreciation
       and amortization                  483,204                       653,799
       Other assets                      9,032                           9,032

                               Total assets     $             494,941          $
                                                                       678,547

LIABILITIES  AND  STOCKHOLDERS'  EQUITY

Current  liabilities

        Notes payable     $             164,000          $             164,000
                 Current maturities of long-term debt                      2,796
                                                                         2,796
          Current portion of capital lease obligations                    65,066
                                                                        65,066
       Accounts payable                  950,383                       793,428
    Accrued liabilities                  433,243                       468,716

                               Total current liabilities               1,615,488
                                                                     1,494,006

              Long-term debt, less current maturities                      7,677
                                                                        10,280
        Capital lease obligation, less current portion                    91,108
                                                                       137,495
Commitments  and  contingencies  (Note  B)                                   -
-

        Total liabilities               1,714,273                    1,641,781

Stockholders'  equity  (deficit)

    Common  stock,  $.001  par  value;  200,000,000  shares  authorized,
              131,289,444 shares issued and outstanding                  131,289
                                                                       131,289
                              Additional paid-in capital              29,666,260
                                                                    24,851,023
       Retained deficit             (31,016,881)                  (25,945,546)

                   Total stockholders' equity (deficit)              (1,219,332)
                                                                     (963,234)

          Total liabilities and stockholders' equity     $             494,941
                                                         $             678,547



The accompanying notes are an integral part of these combined financial statements

BURZYNSKI  RESEARCH  INSTITUTE,  INC.
COMBINED  CONDENSED  STATEMENTS  OF  OPERATIONS
(UNAUDITED)



         Three Months Ended                              Nine Months Ended
          November 30,               November 30,               November 30,
                                    November 30,
              1997               1997               1997               1996

Revenue
     Other  income     $               -          $               -          $
             31                    $                              -

                    Total revenue                    -                         -
31                                                  -

Operating  expenses
         Research and development            1,781,904                 1,788,628
                                           4,310,705                 5,255,516
                                General and administrative               197,005
                  625,427                    581,490                 1,001,999
                   Depreciation                53,018                     39,342
                                            161,071                    118,026

                                   Total operating expenses            2,031,927
                 2,453,397                 5,053,266                 6,375,541

                         Net loss before provision for tax           (2,031,927)
             (2,453,397)                (5,053,235)                (6,375,541)

            Provision for tax                  7,000                       4,283
                                             18,100                     26,183

     Net  loss       $      (2,038,927)          $      (2,457,680)          $
                                       (5,071,335)          $      (6,401,724)





Earnings  per  share  information:

         Net loss per share     $          (0.0155)          $          (0.0186)
                              $          (0.0385)          $          (0.0485)
















The accompanying notes are an integral part of these combined financial statements

BURZYNSKI  RESEARCH  INSTITUTE,  INC.
COMBINED  CONDENSED  STATEMENT  OF  STOCKHOLDERS'  DEFICIT
FOR  THE  NINE  MONTHS  ENDED  NOVEMBER  30,  1997  AND  1996
(UNAUDITED)



                Common Stock                              Additional
       Number of                              Paid-In               Retained
       Shares               Amount               Capital               Deficit
                                       Total

                  Balance at February 29, 1996            131,289,444          $
131,289              $      17,273,782          $      (17,992,506)          $
                                                                     (587,435)

    FDA  clinical  trial  expenses  paid
                                          directly by S.R. Burzynski M.D., Ph.D.
                           5,898,761                                 5,898,761

                                                                        Net loss
                                        (6,401,724)                (6,401,724)

                  Balance at November 30, 1996            131,289,444          $
131,289              $      23,172,543          $      (24,394,230)          $
                                                                   (1,090,398)


                  Balance at February 28, 1997            131,289,444          $
131,289              $      24,851,023          $      (25,945,546)          $
                                                                     (963,234)

    FDA  clinical  trial  expenses  paid
                                          directly by S.R. Burzynski M.D., Ph.D.
                           4,815,237                                 4,815,237

                                                                        Net loss
                                        (5,071,335)                (5,071,335)

                  Balance at November 30, 1997            131,289,444          $
131,289              $      29,666,260          $      (31,016,881)          $
                                                                   (1,219,332)























The accompanying notes are an integral part of these combined financial statements

BURZYNSKI  RESEARCH  INSTITUTE,  INC.
COMBINED  CONDENSED  STATEMENTS  OF  CASH  FLOWS
(UNAUDITED)



                                 Nine Months Ended
                      November 30,               November 30,
                              1997               1996

CASH  FLOWS  FROM  OPERATING  ACTIVITIES
    Net income (loss)     $         (5,071,335)          $         (6,401,724)
    Adjustments  to  reconcile  net  income  to
    net  cash  used  by  operating  activities:
           Depreciation                  161,071                       118,026
    (Increase)  decrease  in
                                   Other current assets                        -
                                                                      (16,000)
    Increase  (decrease)  in
                                       Accounts payable                  156,955
                                                                       574,913
                                  Accrued liabilities                   (35,473)
                                                                      (42,964)

                 NET CASH USED  BY OPERATING ACTIVITIES              (4,788,782)
                                                                   (5,767,749)

CASH  FLOWS  FROM    INVESTING  ACTIVITIES
          Proceeds from sale of property and equipment                    13,710
              -
                 Purchases of property and equipment                     (4,186)
                                                                      (53,708)

     NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                      9,524
                                                                      (53,708)

CASH  FLOWS  FROM  FINANCING  ACTIVITIES
                          Payments on long-term debt                     (2,603)
                                                                       (2,419)
                Payments on capital lease obligations                   (46,387)
                                                                      (66,525)
                              Additional paid-in capital               4,815,237
                                                                     5,898,761

               NET CASH PROVIDED BY FINANCING ACTIVITIES               4,766,247
                                                                     5,829,817

                     NET INCREASE  (DECREASE) IN CASH                   (13,011)
                                                                         8,360

                             CASH AT BEGINNING OF YEAR                    15,716
                                                                         5,945

                      CASH AT END OF YEAR     $                 2,705          $
                                                                        14,305










The accompanying notes are an integral part of these combined financial statements

BURZYNSKI  RESEARCH  INSTITUTE,  INC.
NOTES  TO  CONDENSED  FINANCIAL  STATEMENTS
NOVEMBER  30,  1997



NOTE    A.            BASIS  OF  PRESENTATION:

The combined financial statements of Burzynski Research Institute, Inc. (the Company) include the accounts of Burzynski Research Institute, Inc., a Delaware corporation; and those of S.R. Burzynski, M.D., Ph.D. (Dr. Burzynski) related to the conduct of FDA approved clinical trials for antineoplaston drugs used in the treatment of cancer and other diseases. Accounts related to Dr. Burzynski's medical practice have not been included in these financial statements.

The accompanying unaudited combined condensed financial statements at November 30, 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Certain disclosures and information normally included in financial statements have been condensed or omitted. In the opinion of management of the Company, these financial statements contain all adjustments necessary for a fair presentation of financial position as of November 30, 1997 and results of operations for the three months and nine months ended November 30, 1997 and 1996, and cash flows for the nine months ended November 30, 1997 and 1996. All such adjustments are of a normal recurring nature. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year. These statements should be read in conjunction with the financial statements and footnotes thereto included in the Company's registration statement on Form 10-SB for the year ended February 28, 1997.

NOTE    B.            GOING  CONCERN:

The accompanying unaudited condensed financial statements at November 30, 1997 have been prepared in conformity with generally accepted accounting principles which contemplate the continuance of the Company as a going concern. The Company has suffered losses from operations, has a working capital deficit, and a total stockholders' deficit. Effective March 1, 1997 the Company entered into an agreement with Stanislaw R. Burzynski M.D., Ph.D. in which Dr. Burzynski agreed to fund the basic research costs, FDA related costs and provide research and lab space for one year. Also, it is the intention of the directors and management to seek additional capital through the sale of securities. The proceeds from such sales will be used to fund the Company's operating deficit until it achieves positive operating cash flow. There can be no assurance that the Company will be able to raise such additional capital, or that Dr. Burzynski will be able to fund the research costs.

NOTE    C.            RESEARCH  FUNDING  AGREEMENT:

Effective March 1, 1997 the Company ("BRI") entered into a research funding agreement with Stanislaw R. Burzynski M.D., Ph.D.("SRB"). The research funding agreement states that SRB is the inventor and original patent holder of certain drug products known as "antineoplastons" and BRI owns the rights to exploit "antineoplastons" for the treatment of cancer in the United States, Canada and Mexico. It also states that none of the drug formulations are currently approved for interstate marketing by the U.S. Food and Drug Administration, ("FDA") but SRB is currently the principal investigator of approximately 74 FDA approved clinical trials, the purpose of the clinical trials is to obtain said FDA approval; and it is mutually advantageous that basic science research continue to develop, refine and improve antineoplastons. BRI is willing to undertake such research but does not currently have sufficient funds to conduct the research, and SRB is willing to fund such research until a permanent source of financing is obtained.

The  parties  agreed  to  the  following:

     1. BRI agrees to undertake all scientific research in connection with the development of new or improved antineoplastons for the treatment of cancer and other diseases. BRI will hire such personnel as is required to fulfill its obligations under the agreement.

     2. SRB agrees to fund in its entirety all basic research which BRI undertakes in connection with the development of other antineoplastons or refinements to existing antineoplastons for the treatment of cancer.

     3. As FDA approval of antineoplastons will benefit both parties, SRB agrees to pay the expenses to conduct the clinical trials for BRI.

     4. SRB agrees to provide BRI such laboratory and research space as BRI needs at the Trinity Drive facility in Stafford, Texas and such office space as is necessary at Trinity Drive and at 12000 Richmond Avenue facility.

     5. SRB may fulfill its obligations in part by providing such administrative staff as is necessary for BRI to manage its business.

     6. SRB agrees to pay the full amount of the monthly and annual budget or expenses for the operation of BRI, together with such other unanticipated but necessary expenses which BRI incurs. Payments from SRB to BRI of the monthly budget shall be made in two equal installments on the first and fifteenth of each month.

     7. In the event the research described in the agreement results in the approval of any additional patents, SRB shall own all such patents, but shall license to BRI the patents based on the same terms, conditions and limitations as is in the current license between the parties.

     8. SRB shall have unlimited and free access to all equipment which BRI owns, so long as such use is not in conflict with BRI's use of such equipment, including without limitation to all equipment used in manufacturing of antineoplastons used in the clinical trials.

     9. The amounts which SRB is obligated to pay under the agreement shall be reduced dollar for dollar by the following:

a. Any income which BRI receives for services provided to other companies for research and/or development of other products, less such identifiable marginal or additional expenses necessary to produce such income (such as purchase of chemicals, products or equipment solely necessary to engage in such other research and development activity).

          b. The net proceeds of any stock offering or private placement which BRI receives during the term of the agreement up to a maximum of $1,000,000 in a given BRI fiscal year.

     10. The initial term of the agreement is one year. The agreement will be automatically renewable for three additional one year terms, unless one party notifies the other party at least ninety days prior to the expiration of the term of the agreement of its intention not to renew the agreement.

      11. The agreement shall automatically terminate in the event that SRB owns less than fifty percent of the outstanding shares of BRI, or is removed as President and or Chairman of the Board of BRI, unless SRB notifies BRI in writing his intention to continue the agreement notwithstanding this automatic termination provision.

NOTE    D.            INCOME  TAXES:

The actual provision for income tax for the three months and the nine months ended November 30, 1997 and 1996, differ from the amounts computed by applying the U.S. federal income tax rate of 34% to the pretax income as a result of the following:

                           Three  months                           Nine months
                          1997                    1996                    1997
                    ----------------------------------               ---------
1996
----

Expected  expense  (benefit)         $ (690,855) $ (834,155)      $(1,718,100)
$(2,167,684)
Taxed  directly  to  Dr.  Burzynski                  689,825           686,819
1,720,960              2,099,393
Change  in  valuation  allowance                          1,030        147,336
(2,860)                        68,291
State  franchise tax                  7,000          4,283              18,100
                              -------------   ------------      --------------
         26,183
---------------

Provision  for  income  tax                  $      7,000  $      4,283      $
                                             ============  ============      =
18,100        $            26,183
     =        ===================


                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Burzynski  Research  Institute,  Inc.


By:          /s/Stanislaw  R.  Burzynski
             ---------------------------
     Stanislaw  R.  Burzynski,  President,
Chairman  of  the  Board  and  Director

Date:          May  14,  1998



     Pursuant to the requirements of the Securities Act of 1934, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/Stanislaw  R.  Burzynski                                 Date: May 14, 1998
---------------------------
Stanislaw  R.  Burzynski
President,  Chairman  of  the  Board  and  Director


Tadeusz  Burzynski                                          Date: May 14, 1998
Senior  Vice  President  and  Director


By:  /s/Stanislaw  R.  Burzynski
   -----------------------------
     Stanislaw  R.  Burzynski,  Attorney-in-Fact


Dean  Mouscher                                              Date: May 14, 1998
Secretary


By:  /s/Stanislaw  R.  Burzynski
   -----------------------------
     Stanislaw  R.  Burzynski,  Attorney-in-Fact


Barbara  Burzynski                                          Date: May 14, 1998
Director


By:  /s/Stanislaw  R.  Burzynski
   -----------------------------
     Stanislaw  R.  Burzynski,  Attorney-in-Fact


Michael  H.  Driscoll                                       Date: May 14, 1998
Director


By:  /s/Stanislaw  R.  Burzynski
   -----------------------------
     Stanislaw  R.  Burzynski,  Attorney-in-Fact


Carlton  Hazelwood                                          Date: May 14, 1998
Director


By:  /s/Stanislaw  R.  Burzynski
   -----------------------------
     Stanislaw  R.  Burzynski,  Attorney-in-Fact